                                              Filed pursuant to Rule 424(b)(3)
                                                    Registration No. 333-44531



                          PROSPECTUS SUPPLEMENT NO. 1
                               dated April 7, 1998
                    (to Prospectus dated January 23, 1998)




                     COMMODORE APPLIED TECHNOLOGIES, INC.


     This Prospectus Supplement supplements information contained in that certain Prospectus, dated January 23, 1998 (the "Prospectus"), relating to the sale from time to time of up to 4,686,601 shares of common stock, par value $0.001 per share (the "Common Stock"), of Commodore Applied Technologies, Inc., a Delaware corporation (the "Company"), by the Selling Stockholders listed therein.


     This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information herein contained supercedes the information contained in the Prospectus. Capitalized terms used herein but not defined shall have the meanings assigned to such terms in the Prospectus.

                            ---------------------

            The date of this Prospectus Supplement is April 7, 1998.

                              RECENT DEVELOPMENTS


     The following items under the caption "RECENT DEVELOPMENTS" are hereby amended as follows:


Sale of Series D Preferred Stock by Environmental

     As of the date of this Prospectus Supplement, an aggregate of 3,794,669 Shares have been transferred by Environmental to certain Selling Stockholders upon conversion of an aggregate of 83,000 shares of Series D Preferred Stock. Such Shares were transferred based upon Series D Preferred Stock conversion prices ranging from $1.50 per share to $3.9313 per share. An aggregate of 52,113 Shares are currently transferable by Environmental to certain Selling Stockholders as accrued dividends on certain of their converted shares of Series D Preferred Stock. Approximately 267,500 Shares will be transferable by Environmental upon conversion of the remaining 5,000 shares of Series D Preferred Stock. Such number is an estimate that assumes a Series D Preferred Stock conversion price of $2.00 per share and is subject to adjustment. Such number also includes an estimate of the number of Shares which may be issued as accrued dividends for one year on the remaining shares of Series D Preferred Stock. The actual number of Shares to be received by certain of the Selling Stockholders upon conversion of the remaining shares of Series D Preferred Stock and offered for resale could differ materially depending upon factors which cannot be predicted at this time, including, among others, the actual conversion prices of the remaining shares of Series D Preferred Stock (which will be based on the fluctuating market price of the Common Stock).


Sale of Company Series A Preferred Stock

     As of the date of this Prospectus Supplement, all 18,000 shares of Series A Preferred Stock have been converted into an aggregate of 753,200 shares of Common Stock, based upon Conversion Prices ranging from $2.00 to $3.685 per share. An aggregate of 3,177 Shares are currently issuable by the Company to a Selling Stockholder as accrued dividends on its converted shares of Series A Preferred Stock.


                                  RISK FACTORS


     The following items under the caption "RISK FACTORS" are hereby amended as follows:

Limited Operating History; History of Losses; Future Losses and Uncertainty of Financial Results; Initial Commercialization Stage

     Prior to the acquisition of CAS, the Company's operating history was limited and consisted primarily of the development of SET and remediation equipment, conducting laboratory tests, and planning on-site tests and demonstrations. The Company is still subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships and competitive disadvantages as against larger and more established companies. For the year ended December 31, 1997, the Company had total revenues of $19,493,000 and a net loss of $15,694,000, compared to total revenues of $5,123,000 and a net loss of $5,643,000 for the year ended December 31, 1996. Such losses primarily reflect the Company's investments in product development related to the SET technology and SET equipment and commercialization activities. At December 31, 1997, the Company had stockholders' equity of $11,654,000 and working capital of $11,170,000, compared to stockholders' equity of $20,076,000 and working capital of $8,838,000 at December 31, 1996.

     The Company anticipates that it will continue to incur significant operating losses through 1998 and may incur additional losses thereafter, depending upon its ability to consummate collaborative working arrangements or licenses with third parties and the operation and financial success of any environmental projects which the Company and its potential working partners may be awarded. Other than revenues generated by CAS, which the Company acquired in October 1996, the Company has generated nominal revenues to date, and there can be no assurance as to whether or when it will generate material revenues or achieve profitable operations.


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

Potential Need for Additional Financing

     In July 1996, the Company completed the Initial Public Offering, from which it received net proceeds of approximately $30.5 million. In April 1997, Separation completed an initial public offering of its equity securities, from which it received net proceeds of approximately $11.1 million. In August and October 1997, the Company completed the private placement of 18,000 shares of its Series A Preferred Stock and the Common Stock Private Placement, respectively, from which the Company received aggregate net proceeds of approximately $4.0 million. In addition, in September 1997 and February 1998, the Company received a $4.0 million unsecured loan and a $5.45 million unsecured loan, respectively, from Environmental. Prior to such financings, financing for all of the Company's activities had been provided in the form of direct equity investments and loans by Environmental. While the Company believes that it has sufficient cash reserves to meet expenses incurred in the ordinary course of business through the first fiscal quarter of 1999, the Company's future capital requirements will depend on certain factors, many of which are not within the Company's control. These include the ongoing development and testing of SET, SLiM and the Company's other environmental technologies, the nature and timing of remediation and clean-up projects and permits required, and the availability of financing.

     In the environmental remediation market, the Company may not be able to enter into favorable business collaborations and might thus be required to bid upon projects for its own account. If such bids were successful, the Company would be required to make significant expenditures on personnel and capital equipment which would require significant financing in amounts substantially in excess of the net proceeds of the above financings. In addition, the Company's lack of operational experience and limited capital resources could make it difficult, if not highly unlikely, to successfully bid on major reclamation or clean-up projects. In such event, the Company's business development could be limited to remediation of smaller commercial and industrial sites with significantly lower potential for profit. In addition, the expansion of the Company's business will require the commitment of significant capital resources toward the hiring of technical and operational support personnel, the development of a manufacturing and testing facility for SET and SLiM equipment, and the building of equipment to be used both for on-site test demonstrations and the remediation of contaminated elements. In the event the Company is presented with one or more significant reclamation or clean-up projects, individually or in conjunction with collaborative working partners, it may require additional capital to take advantage of such opportunities. There can be no assurance that such financing will be available or, if available, that it will be on favorable terms. If adequate financing is not available, the Company may be required to delay, scale back or eliminate certain of its research and development programs, to relinquish rights to certain of its technologies, or to license third parties to commercialize technologies that the Company would otherwise seek to develop itself.


Unpredictability of Patent Protection and Proprietary Technology

     Solution has fifteen United States patents which were issued between 1987 and 1998, and which relate to SET, electrochemistry of halogenated organic compounds, separation and destruction of CFCs and decontamination of soils containing mercury and radioactive metals. Solution also has one Canadian and one Japanese patent relating to its SET technology. The Company has filed additional United States patent applications relating to SET and removal of heavy metals from soil. In 1997, the Company filed a patent application relating to the destruction of chemical warfare agents and explosives. In September 1997, Separation filed two United States continuation-in-part ("CIP") provisional patent applications and one international patent application covering the principal features of its SLiM technology. One of the CIP provisional patent applications covers the joint inventions of Dr. Srinivas Kilambi, Separation's former Senior Vice President-Technology, and Lockheed Martin. The other CIP provisional patent application and the international patent application cover the sole inventions of Dr. Kilambi. CFC Technologies has one patent and one patent filing, and CFC Technologies is licensed to utilize SET for CFC applications. The Company is pursuing foreign patent protection where it deems appropriate.

     The Company's success depends, in part, on its ability to obtain additional patents, protect the patents which it owns, maintain trade secrecy protection and operate without infringing on the proprietary rights of third parties. The patents currently owned by the Company are improvement patents which are more difficult to monitor for infringement than those that would be contained in a patent covering a pioneering invention or technology. There can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by third parties or that the patents of others will not have an adverse effect on the Company's ability to conduct its business. Furthermore, there can be no assurance that others will not independently develop similar or superior technologies, duplicate any elements of SET, SLiM or the Company's other technologies, or design around such technologies. It is possible that the Company may need to acquire licenses to, or to contest the validity of, issued or pending patents of third parties. There can be no assurance that any license acquired under such patents would be made available to the Company on acceptable terms, if at all, or that the Company would prevail in any such contest. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company for alleged infringement of another party's patents or in defending the validity or enforceability of the Company's patents, or in bringing patent infringement suits against other parties based on the Company's patents. In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technology which it seeks to protect, in part, by confidentiality agreements with its prospective working partners and collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.


Dependence on Key Management and Other Personnel

     The Company is dependent on the efforts of its senior management and scientific staff, including, among others, Paul E. Hannesson, Chairman of the Board, President and Chief Executive Officer, Michael D. Fullwood, Senior Vice President, Chief Financial and Administrative Officer, Secretary and General Counsel, and Kenneth L. Adelman, Ph.D., Vice Chairman and Executive Vice President-Marketing and International Development. The Company is also dependent on the efforts of Kenneth J. Houle, President and Chief Operating Officer of Separation, Ed L. Romero, Chief Executive Officer of Advanced Sciences, and Peter E. Harrod, President of Advanced Sciences and President and Chief Operating Officer of Solution. The proceeds of key-man life insurance policies on the lives of certain of such individuals may not be adequate to compensate the Company for the loss of any of such individuals. The loss of the services of any one or more of such persons may have a material adverse effect on the Company. The Company's future success will depend in large part upon its ability to attract and retain skilled scientific, management, operational and marketing personnel. The Company faces competition for hiring such personnel from other companies, government entities and other organizations. There can be no assurance that the Company will continue to be successful in attracting and retaining such personnel.


Potential Conflicts of Interest

     Paul E. Hannesson and Michael D. Fullwood, the Chairman of the Board, President and Chief Executive Officer and the Senior Vice President, Chief Financial and Administrative Officer, Secretary and General Counsel of the Company, respectively, also serve in the same capacities with, and devote a significant portion of their business and professional time and efforts to the businesses of, Environmental and Separation. In addition, Bentley J. Blum, Kenneth L. Adelman, Ph.D., Herbert A. Cohen and David L. Mitchell (the "Environmental Directors"), all of whom are directors of the Company, also serve as directors of Environmental and Separation. While the Company believes that its business and technologies are distinguishable from those of Environmental, and that it does not compete in the markets in which Environmental competes, Messrs. Hannesson and Fullwood and the Environmental Directors may have potential conflicts of interest with respect to, among other things, potential corporate opportunities, business combinations, joint ventures and/or other business opportunities that may become available to them, the Company and/or Environmental. Moreover, while Messrs. Hannesson and Fullwood have agreed to devote a portion of their business and professional time and efforts to the Company, potential conflicts of interest also include the amount of time and effort devoted by them to the affairs of Environmental and Separation. The Company may be materially adversely affected if Messrs. Hannesson and Fullwood and/or the Environmental Directors choose to place the interests of Environmental or Separation before those of the Company. Each of Messrs. Hannesson and Fullwood and the Environmental Directors has agreed that, to the extent such opportunities arise, he will carefully consider a number of factors, including whether such opportunities are within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunities. In addition, the Company's Board of Directors has adopted a policy whereby any future transactions between the Company and any of its subsidiaries, affiliates, officers, directors, principal stockholders or any affiliates of the foregoing will be on terms no less favorable to the Company than could reasonably be obtained in "arm's length" transactions with independent third parties, and any such transactions will also be approved by a majority of the Company's disinterested outside directors. Messrs. Hannesson and Fullwood and the Environmental Directors also owe fiduciary duties of care and loyalty to the Company under Delaware law. However, the failure of the Company's management to resolve any conflicts of interest in favor of the Company could materially adversely affect the Company's business, financial condition and results of operations.


Control by Principal Stockholder

     Deleted.

Potential Adverse Effect on Market Price of Securities from Future Sales of Common Stock

     No assurance can be given as to the effect, if any, that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of warrants or stock options), or the possibility that such sales could occur, could adversely affect the market price of the Common Stock and could also impair the Company's ability to raise capital through an offering of its equity securities in the future. Assuming conversion of all of the remaining shares of Series D Preferred Stock, and the exercise of all of the Environmental Warrants and the Company Warrants, upon completion of this offering the Company will have approximately 23,182,607 shares (subject to adjustment) of Common Stock outstanding, of which approximately 11,897,806 currently publicly traded shares of Common Stock, 267,500 Shares (subject to adjustment) issued and to be issued to the Selling Stockholders upon conversion of the remaining shares of Series D Preferred Stock, and 1,339,407 Shares (subject to adjustment) to be issued to the Selling Stockholders upon exercise of the Environmental Warrants and the Company Warrants will be transferable without restriction under the Securities Act. The remaining 9,677,894 shares of Common Stock to be outstanding upon completion of this offering are "restricted securities" (as that term is defined in Rule 144 promulgated under the Securities Act) which may be publicly sold only if registered under the Securities Act, or if sold in accordance with an applicable exemption from registration such as Rule 144. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted securities for at least one year, is entitled to sell (together with any person with whom such individual is required to aggregate sales), within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the stock is quoted on the Nasdaq Stock Market or a national securities exchange, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the immediately preceding three months, and who has beneficially owned restricted securities for at least two years, is entitled to sell such restricted shares under Rule 144 without regard to any of the limitations described above.


Effect of Series A Preferred Stock on Holders of Common Stock

     Deleted.

Potential Adverse Effect on Market Price of Shares as a Result of Environmental Common Stock

     Deleted.

     The following item is hereby added under the caption "RISK FACTORS":


Absence of Dividends on Common Stock

     To date, the Company has not declared or paid any cash dividends on its Common Stock. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. The Company does not expect to declare or pay any dividends on its Common Stock in the foreseeable future.

                                USE OF PROCEEDS

     The text under the caption "USE OF PROCEEDS" is hereby supplemented with the following:

     An aggregate of up to 1,339,407 Shares (subject to adjustment) covered by the Prospectus are issuable upon the exercise of the Environmental Warrants and the Company Warrants. If all of such warrants are exercised in full at their stated exercise prices, Environmental will receive gross proceeds of approximately $8,101,800 from the exercise of the Environmental Warrants, and the Company will receive gross proceeds of approximately $332,700 from the exercise of the Company Warrants. The Company will not receive any proceeds from the exercise of the Environmental Warrants.

     Expenses expected to be incurred by the Company in connection with this registration are estimated at approximately $30,000. The Selling Stockholders will pay all of their underwriting commissions and discounts and counsel fees and expenses in connection with the sale of the Shares. See "Plan of Distribution." Net proceeds to the Company from the exercise of the Company Warrants will be utilized for working capital and general corporate purposes. No assurance can be given, however, as to when, if ever, any or all of the Company Warrants will be exercised.

                             SELLING STOCKHOLDERS

     All of the text under the caption "SELLING STOCKHOLDERS" is hereby deleted and replaced with the following:

     The following table sets forth the name of each Selling Stockholder, the number of Shares owned by the Selling Stockholders (where indicated by footnote, as if all the remaining shares of Series D Preferred Stock had been converted into Common Stock, and all the outstanding Environmental Warrants and Company Warrants had been exercised in full as of the date hereof), and the number of Shares which may be offered for resale pursuant to this Prospectus. The information included below is based upon information provided by the Selling Stockholders. The actual number of Shares owned or offered could be materially less or more than such estimated amount depending upon factors which cannot be predicted at this time and, if required, will be reflected in a supplement to this Prospectus. Because each Selling Stockholder may offer all, some or none of the Shares it holds, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no definitive estimate as to the number of Shares that will be held by each such Selling Stockholder after such offering can be provided, and the following table has been prepared on the assumption that all Shares offered under this Prospectus will be sold to parties unaffiliated with the Selling Stockholders. Except as indicated, none of the Selling Stockholders has had a material relationship with the Company within the past three years, other than as a result of the ownership of the Shares or other securities of the Company.

                                                             Shares                                           Shares
                                                         Owned Prior to                Number of           Owned After
                                                          the Offering               Shares Which          the Offering
                                                 ------------------------------       May be Sold      -------------------
                     Name                             Number        Percent(1)     in this Offering     Number     Percent
----------------------------------------------   ---------------   ------------   ------------------   --------   --------
American Investment Group of New
 York, L.P. ..................................  1,076,962 (2)      4.7%               1,076,962           *          *
Okemo Partners Limited .......................    442,459 (3)      1.9%                 442,459           *          *
Milton Partners ..............................    391,146 (4)      1.6%                 391,146           *          *
Elara Ltd. ...................................    779,263 (5)      3.4%                 779,263           *          *
Porter Partners, L.P. ........................    231,439 (4)      1.0%                 231,439           *          *
EDJ Limited ..................................     31,316 (4)        *                   31,316           *          *
Michael Margolies ............................     63,750 (6)        *                   63,750           *          *
Adam B. Cohen ................................     10,625 (6)        *                   10,625           *          *
Alan P. Jacobs ...............................     10,625 (6)        *                   10,625           *          *
Nelson Partners ..............................     96,507 (7)        *                   96,507           *          *
Olympus Securities, Ltd. .....................    117,943 (7)        *                  117,943           *          *
Leonardo, L.P. ...............................     51,816 (7)        *                   51,816           *          *
Raphael, L.P. ................................     20,726 (7)        *                   20,726           *          *
Ramius Fund, Ltd. ............................     31,090 (7)        *                   31,090           *          *
Fortune Fund .................................     44,998 (8)        *                   44,998           *          *
DFA Group Trust - Small Company
 Subtrust ....................................    300,300 (9)      1.3%                 300,300           *          *
U.S. 9-10 Small Company Portfolio ............    157,700 (9)        *                  157,700           *          *
DFA Group Trust - 6-10 Subtrust ..............    125,400 (9)        *                  125,400           *          *
U.S. 6-10 Small Company Series ...............     16,600 (9)        *                   16,600           *          *
Linda Cappello ...............................     27,000 (10)       *                   27,000           *          *
Gerard K. Cappello ...........................     18,000 (10)       *                   18,000           *          *
Lawrence K. Fleischman .......................     15,000 (10)       *                   15,000           *          *
Pacific Continental Securities, Inc. .........     19,407 (10)       *                   19,407           *          *

----------------
* Represents less than 1% of the outstanding Common Stock.

(1) Percentages based on 23,103,200 shares of Common Stock outstanding as of April 6, 1998.

(2) Includes: (i) Shares heretofore transferred by Environmental to the Selling Stockholder upon conversion of certain of its shares of Series D Preferred Stock; and (ii) an estimate of the number of additional Shares that would be owned by the Selling Stockholder if it had (a) converted all of its remaining shares of Series D Preferred Stock at an assumed conversion price of $2.00 per share, and (b) exercised all of its Environmental Warrants in full as of the date hereof. Such estimate also includes an estimate of the number of Shares transferable by Environmental to the Selling Stockholder as accrued dividends for one year on the Selling Stockholder's remaining shares of Series D Preferred Stock.

 (3) Includes: (i) Shares heretofore transferred by Environmental to the Selling Stockholder upon conversion of certain of its shares of Series D Preferred Stock; (ii) Shares currently transferable by Environmental to the Selling Stockholder as accrued dividends on certain of its converted shares of Series D Preferred Stock; and (iii) an estimate of the number of additional Shares that would be owned by the Selling Stockholder if it had (a) converted all of its remaining shares of Series D Preferred Stock at an assumed conversion price of $2.00 per share, and (b) exercised all of its Environmental Warrants in full as of the date hereof. Such estimate also includes an estimate of the number of Shares transferable by Environmental to the Selling Stockholder as accrued dividends for one year on the Selling Stockholder's remaining shares of Series D Preferred Stock.

 (4) Includes: (i) Shares heretofore transferred by Environmental to the Selling Stockholder upon conversion of certain of its shares of Series D Preferred Stock; (ii) Shares currently transferable by Environmental to the Selling Stockholder as accrued dividends on certain of its converted shares of Series D Preferred Stock; and (iii) an estimate of the number of additional Shares that would be owned by the Selling Stockholder if it had exercised all of its Environmental Warrants in full as of the date hereof.

 (5) Includes: (i) Shares heretofore transferred by Environmental to the Selling Stockholder upon conversion of certain of its shares of Series D Preferred Stock; and (ii) an estimate of the number of additional Shares that would be owned by the Selling Stockholder if it had exercised all of its Environmental Warrants in full as of the date hereof.

 (6) Includes an estimate of the number of Shares that would be owned by the Selling Stockholder if it had exercised all of its Environmental Warrants in full as of the date hereof.

 (7) Represents Shares heretofore issued by the Company to the Selling Stockholder upon conversion of certain of its shares of Series A Preferred Stock.

 (8) Includes: (i) Shares heretofore issued by the Company to the Selling Stockholder upon conversion of certain of its shares of Series A Preferred Stock; and (ii) Shares issuable by the Company to the Selling Stockholder as accrued dividends on its converted shares of Series A Preferred Stock.

 (9) Represents Shares issued by the Company to the Selling Stockholder in connection with the Common Stock Private Placement.

(10) Includes an estimate of the number of Shares that would be owned by the Selling Stockholder if it had exercised all of its Company Warrants in full as of the date hereof.

     The actual number of Shares to be received by the Selling Stockholders upon conversion of the remaining shares of Series D Preferred Stock, and upon exercise of the Environmental Warrants or Company Warrants could differ materially from the foregoing estimated amounts depending upon factors which cannot be predicted at this time, including, among others, the actual conversion prices of the remaining shares of Series D Preferred Stock. If required, the actual number of Shares to be received by such Selling Stockholders will be reflected in a supplement to this Prospectus following the conversion of such remaining shares of Series D Preferred Stock, and upon exercise of such Environmental Warrants and Company Warrants.